SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the registrant’s press release issued on November 17, 2025, titled “BioLineRx Announces Receipt of USPTO Notice of Allowance for Key Patent Covering GLIX1 for Treating a Broad Range of Cancer Types.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “BioLineRx Announces Receipt of USPTO Notice of Allowance for Key Patent Covering GLIX1 for Treating a Broad Range of Cancer Types.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: November 17, 2025